Exhibit 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2014-2015 PROPERTY APPRAISALS

Cushman & Wakefield has completed market value appraisals of Uniprop Income Fund II’s seven properties. The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	02/15	02/14	06/13%
Property	Appraisals	Appraisals	Appraisals	Variance
Ardmor Village	$5,250,000	$5,050,000		3.96%
Camelot Manor	2,200,000	2,250,000		-2.22%
Dutch Hills	2,000,000	2,100,000		-4.76%
El Adobe	5,700,000	6,600,000		-13.64%
Stonegate	1,900,000	2,250,000		-15.56%
Sunshine Village	11,950,000		11,900,000	.42%
West Valley	22,750,000		21,000,000	8.33%
Sub-Total:		18,250,000	32,900,000

Grand Total:	$51,750,000	$51,150,000		1.17%

2014 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2015 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in February 2015 for their appraised value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2014

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $8.94 calculated as follows:

Aggregate appraised value:	$51,750,000

Plus: Cash Reserves	7,317,400

Less: Selling Expenses (3.0%)	1,552,500
Mortgage Debt:	27,999,960

Net Sales Proceeds:	$29,514,940

Number of Units:	3,303,387
Net Asset Value per unit:	$8.93